Mayrbek Artsuev
Moscow, Russia

May 22, 2020

Attn: Board of Directors of TORtec Group Corporation (TRTK)
Re: Resignation

Dear Board Members,

It is with regret that I am writing to inform you of my decision to resign my position on the Board of TORtec Group Corporation (TRTK), effective immediately.

My other commitments have become too great for me to be able to fulfill the requirements of my position on the Board, and I feel it is best for me to make room for someone with the time and energy to devote to the job.

If I can be of any assistance during the time it will take to fill the position, please don't hesitate to ask.

Best regards,

Mayrbek Artsuev (ARTSUEV).